UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934

                              P&F INDUSTRIES, INC.
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                                (Name of issuer)

                                 COMMON STOCK
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                         (Title of class of securities)

                                   692830508
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                FEBRUARY 24, 2010
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  692830508

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         221,814
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    221,814
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             221,814
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     6.1%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of P&F Industries, Inc., 445 Broadhollow Road, Suite 100, Melville, NY 11747.

ITEM 2.   Identity and Background

     Timothy Stabosz, of 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements or enjoinments, related to violations of state or federal securities laws in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $423,641.94 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

     The respondent sent a letter (Exhibit #1) to P&F's Board of Directors on February 24, 2010, in order to secure his right to formally place his name in nomination for election as a director at the upcoming annual meeting. The nomination letter serves the dual purpose of providing the board of directors with all necessary information about the respondent, should the board decide to select him as one of its nominees for election as a director, while simultaneously allowing the respondent to independently pursue his candidacy, should the board decide not to include the respondent on its slate.

     All of the respondent's previous 13D filings on P&F Industries are hereby incorporated by reference.

ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on February 24, 2010, respondent has sole voting and dispositive power over 221,814 shares of P&F Industries, Inc.'s common stock. According to the company's latest Form 10-Q filing, as of November 13, 2009, there were 3,614,562 common shares outstanding. Respondent is therefore deemed to own 6.1% of the company's common stock. Transactions effected by the respondent since January 28, 2010, were performed in ordinary brokerage transactions, and are indicated as follows:

02/11/10  bought 950 shares @ $2.75
02/12/10  bought 300 shares @ $2.61

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Nominating letter dated February 24, 2010 filed as Exhibit #1.


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  02/25/10
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor